FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  01 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 01 March 2004


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Name of company

  mmO2 plc

2.Name of shareholder having a major interest

  The Capital Group Companies Inc.

3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

  In respect of 2 above

4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

  Capital International Limited:

  Total number of shares: 205,226,731. An umbrella company for the following companies:


Registered Name                           Number of Shares

  State Street Nominees Limited			   3,389,860
  Canary Wharf
  27th Floor, 1 Canada Square
  London E14 5AF

  Bank of New York Nominees                       76,705,716
  Bank of New York
  3 Birchin Lane
  London
  EC3V 9BY

  Chase Nominees Ltd                              23,207,703
  Woolgate House
  Coleman Street
  London EC2P 2HD

  Midland Bank plc                                 2,112,400
  5 Laurence Hill
  Poutney Hill
  London EC4R OE

  Bankers Trust                                    2,908,508
  59 1/2 Southmark Street
  2nd Floor
  London SE1 OHH

  Barclays Bank                                    1,206,600
  Barclays Global Securities Services
  8 Angel Court
  London EC2R 7HT

  Citibank London                                    800,000
  11 Old Jewry
  London EC2R 8D8

  Morgan Guaranty                                  3,078,800
  83 Pall Mall
  London SW1Y 5ES

  Nortrust Nominees                               37,506,026
  155 Bishopsgate
  London EC2M 3XS

  State Street Bank & Trust Co                    12,728,573

  Deutsche Bank AG                                11,382,461
  23 Great Winchester Street
  London EC2P 2AX

  HSBC Bank plc                                    8,414,889
  Securities Services
  Mariner House
  Pepys Street
  London EC3N 4DA

  Mellon Bank NA                                   3,235,800
  London Branch
  London

  Northern Trust AVFC                              2,547,414
  South Africa

  KAS UK                                             323,100
  Kass Associate
  PO Box 178
  1000 AD Amsterdam

  Mellon Nominees (UK) Ltd                         1,532,300
  150 Buchanan Street
  Glasgow G1 2DY

  Bank One London                                  1,171,800

  Clydesdale Bank plc                                161,000

  Northern Trust                                  12,813,781
  C/o NorTrust Nominees Limited
  155 Bishopsgate
  London EC2M 3XS

 Capital International S.A.:

  Total number of shares 9,958,577. An umbrella company for the following companies:


  Chase Nominees Limited                          8,572,677
  Woolgate House
  Coleman Street
  London EC2P 2HD

  Midland Bank plc                                   50,300
  5 Laurence
  Poutney Hill
  EC4R OE

  Royal Bank of Scotland                            332,100
  Regents House
  42 Islington High Street
  London N1 8XL

  Lloyds Bank                                       234,900
  Central Settlement Section
  Branches Stock Office
  34 Threadneedle Street
  London

  State Street Bank & Trust Co.                     632,600

  Citibank NA                                       136,000
  Toronto

  Capital International, Inc.:

  Total number of shares 51,393,560. An umbrella company for the following companies:

  State Street Nominees Limited                  15,552,413
  Canary Wharf
  27th floor, 1 Canada Square
  London E14 5AF

  Bank of New York Nominees                       3,362,229
  Bank of New York
  3 Birchin Lane
  London EC3V 9BY

  Chase Nominees Limited                         27,292,624
  Woolgate House
  Coleman Street
  London EC2P 2HD

  Nortrust Nominees                                 694,900
  155 Bishopsgate
  London EC2M 9XS

  State Street Bank & Trust Co.                     856,594


  Citibank NA                                     2,877,100
  Toronto

  HSBC Bank plc                                     228,000
  Securities Services
  Mariner House
  Pepys Street
  London EC3N 4DA

  Citibank London                                   214,100
  11 Old Jewry
  London EC2R 8DB

  Northern Trust
  c/o Nortrust Nominees                             315,600
  155 Bishopsgate
  London EC2M 9XS

  Capital Research and Management Company:

  Total number of shares 34,469,000. An umbrella company for the following companies:


  Chase Nominees Limited                    34,469,000
  Woolgate House
  Coleman Street
  London
  EC2P 2HD

  Capital Guardian Trust Company:

  Total Number of shares 11,455,400. An umbrella company for the following companies:

  Chase Nominees Limited                   7,949,000
  Woolgate House
  Coleman Street
  London EC2P 2HD

  Nortrust Nominees                        3,192,000
  155 Bishopsgate
  London EC2M 3XS

  Mellon Nominees (UK) Ltd                 314,400
  150 Buchanan St
  Glasgow
  G1 2DY
  UK


5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   73,888,865

8. Percentage of issued class

   0.85%

9. Class of security

   Ordinary shares of 0.1p each

10.Date of transaction

   27 February 2004 - Date of Section 198 Notification

11.Date company informed

   1 March 2004

12.Total holding following this notification

   312,503,268

13.Total percentage holding of issued class following this notification

   3.603%

14.Any additional information

   Notification in respect of section 198 Companies Act 1985

15.Name of contact and telephone number for queries

   Emma Ridgewell - 01753 628227

16.Name and signature of authorised company official responsible for making this notification

Emma Ridgewell

Date of notification

1 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 March 2004              By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary